UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): October 8, 2008

MORRIS PUBLISHING GROUP, LLC

(Exact name of registrant as specified in its charter)

Georgia

(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   **Entry into a Material Definitive Agreement.**

On October 8, 2008, Morris Publishing Group, LLC ("Morris Publishing"), as borrower, entered into Amendment No. 3, effective as of September 30, 2008, with JPMorgan Chase Bank, N.A. as Administrative Agent under the Credit Agreement dated as of December 14, 2005 (the "Credit Agreement") between Morris Publishing, Morris Communications Company, LLC ("Morris Communications"), the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. Additional parties to the Amendment include the subsidiary guarantors of Morris Publishing and Morris Communications Holding Company, LLC, the parent of Morris Communications.The lenders party to the Credit Agreement are JPMorgan Chase Bank, N.A., The Bank of New York, SunTrust Bank, Wachovia Bank, N.A., Bank of America, N.A., General Electric Capital Corporation, Allied Irish Banks, P.L.C., RBS Citizens, N.A., Comerica Bank, US Bank, National Association, First Tennessee Bank, National Association,Webster Bank, National Association, Keybank National Association, Sumitomo Mitsui Banking Corporation, and Mizuho Corporate Bank, Ltd.The Credit Agreement originally provided for $350 million of senior secured term and revolving credit facilities.

Prior to Amendment No. 3, the Credit Agreement provided for revolving credit commitments of $175 million. Amendment No. 3 reduces the revolving credit commitments to $100 million. Currently, $85.5 million of term loans remain outstanding under the Credit Agreement.

The Credit Agreement contains financial covenants requiring Morris Publishing to meet certain financial tests on an on-going basis, including a minimum interest coverage ratio, a minimum fixed charge ratio, and maximum cash flow ratios, based upon the consolidated financial results of Morris Communications and its subsidiaries (including Morris Publishing). Amendment No. 3 relaxes these financial tests as of September 30, 2008 through the delivery date of Morris Communications' financial statements for the quarter ending June 30, 2009 (but not later than August 29, 2009). With respect to the financial tests, Amendment No. 3 permits add backs of one-time cash expenses for severance costs of up to $5 million in calculating cash flow, excludes term loan principal payments for specific quarters from the fixed charges, and excludes at all times certain one-time items (taxes associated with asset sales and debt repurchases) from the fixed charges.

In addition, Amendment No. 3 reduces the threshold for mandatory prepayments upon asset sales, now generally requiring prepayments when aggregate net cash proceeds on dispositions exceed $5 million, and deleting the exception that would have permitted such proceeds to be reinvested in other assets. Further, Amendment No. 3 requires Morris Communications and its Restricted Subsidiaries (including Morris Publishing) to consummate a transaction (or at least sign a letter of intent to do so) that would generate sufficient funds to be able to prepay all loans under the Credit Agreement, or to purchase an assignment of all loans and commitments of the lenders at par, no later than the delivery date of Morris Communications' financial statements for the quarter ending March 31, 2009 (but not later than May 30, 2009).

Amendment No. 3 places greater restrictions on the ability of Morris Communications and its Restricted Subsidiaries (including Morris Publishing) to incur other "Indebtedness", make other acquisitions of businesses or "Investments", or to make "Restricted Payments", as such terms are defined in the Credit Agreement. Amendment No. 3 prohibits the voluntary prepayment or purchase of any of Morris Publishing's senior subordinated notes.

Amendment No. 3 increases the interest rate on borrowings under the Credit Agreement and the commitment fee on undrawn amounts under the revolving credit facility. Interest rates may vary depending upon the consolidated cash flow ratio of Morris Communications and its subsidiaries. Based upon the current cash flow ratio, (i) the interest rate on Eurodollar loans will generally increase to the LIBOR, plus 2.50% (rather than LIBOR plus 1.25% prior to Amendment No. 3), and (ii) the interest rate on loans tied to the alternate base rate (generally the prime rate of JPMorgan Chase Bank) will generally increase to prime plus 1.50% (rather than prime plus 0.25% prior to Amendment No. 3). The applicable interest rates will further increase by another 0.50% after March 31, 2009. The commitment fee increases to 0.50% (up from 0.375%) on undrawn amounts under the revolving credit facility. Amendment No. 3 also provides for an upfront fee of 25.0 basis points (0.25% of the principal amount) based on the reduced commitment for lenders approving the amendment.

The foregoing summary is a brief description of the terms and conditions of the Amendment No. 3 that are material to Morris Publishing, but does not include all of the provisions of the amendment. A complete copy of Amendment No. 3 is furnished as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.   **Financial Statements and Exhibits.**

(d) Exhibits:

Exhibit No.	Description
99.1	Amendment No. 3, effective as of September 30, 2008, to Credit Agreement dated December 14, 2005, by and between Morris Publishing Group, LLC, Morris Communications, various lenders and JPMorgan Chase Bank, N.A. as Administrative Agent, for $350 million of senior secured term and revolving credit facilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **October 8, 2008**   **MORRIS PUBLISHING GROUP, LLC**

        By: /s/ Steve K. Stone
        Steve K. Stone
        Senior Vice President and Chief Financial Officer